300 North LaSalle Chicago, Illinois 60654
Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

  January 21, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alexandra M. Ledbetter

Daniel F. Duchovny

Re:	Valassis Communications, Inc.

Schedule 14D-9

Filed January 6, 2014

(SEC File No. 005-42356)

Ladies and Gentlemen:

Valassis Communications, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, an Amendment No. 4 (the “Amendment”) to its Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 6, 2014 (the “Schedule 14D-9”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 15, 2014, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

January 21, 2014

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 2

1.	Refer to the following sentence on page 2: “Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or its respective executive officers, directors or affiliates, on the other hand.” Please revise to provide more specific cross references to the exceptions to which you refer.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure in the Amendment to eliminate cross-references to anywhere other than Item 3 of Schedule 14D-9 as follows:

“Except as set forth in this Item 3 of this Schedule 14D-9 ~~or as otherwise incorporated by reference~~, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or its respective executive officers, directors or affiliates, on the other hand.”

Arrangements between the Company and Parent, page 2

2.	Refer to the following sentence on page 2: “The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.” Please revise to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws. For instance, clarify that information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Valassis in Valassis’ reports filed with the Commission.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure in the Amendment to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws as follows:

“The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been

Securities and Exchange Commission

January 21, 2014

included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement ~~and is not intended to modify or supplement any factual disclosures made in the Company’s public reports filed with the SEC~~. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Merger Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. ~~Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Merger Sub.~~ The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) ~~and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates~~.”

3.	Where you summarize the terms of the Confidentiality Agreement, please revise to disclose the standstill provision.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure in the Amendment to include disclosure related to the Confidentiality Agreement’s standstill provisions.

Item 4. The Solicitation or Recommendation, page 10

Reasons for the Recommendation of the Board, page 17

4.	We note disclosure on page 16 to the effect that the Transaction Committee sought repeatedly in the negotiations with Parent to secure as a component of the merger consideration some allocation of the potential recovery in the company’s litigation against News Corporation. Where you discuss the board’s ultimate reasons for recommending the merger, please revise to disclose what significance, if any, the board attached to the apparent inability of Valassis shareholders to realize value from any recovery.

Securities and Exchange Commission

January 21, 2014

Response: The Company has supplemented the applicable disclosure in response to the Staff’s comment.

Item 8. Additional Information to be Furnished, page 28

Appraisal Rights, page 28

5.	We note the disclosure stating that a shareholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and 20 days after the date of mailing of this notice,” both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing in the first item of the bulleted list under the heading “Appraisal Rights.” of the Schedule 14D-9 to indicate that the Offer will be consummated on the date on which acceptance and payment for Shares occurs, which is expected to be February 4, 2014 unless the Offer is extended pursuant to the terms of the Merger Agreement.

Financial Projections, page 34

6.	We note that some of the projected financial information included in this section has not been prepared in accordance with GAAP. Please revise the disclosure to provide the reconciliation required pursuant to Rule 100(a) of Regulation G.

Response: In response to the Staff’s comment, the Company has provided the reconciliation required pursuant to Rule 100(a) of Regulation G in the Amendment.

Forward-Looking Statements, page 36

7.	Refer to the following sentence on page 37: “The Company does not undertake and specifically declines any obligation to update any forward-looking statements.” Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure in the Amendment to clarify that the Company will amend the Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Securities and Exchange Commission

January 21, 2014

*  *  *  *

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Todd L. Wiseley

Valassis Communications, Inc.

R. Henry Kleeman

Kirkland & Ellis LLP

Judy C. Norris

Harland Clarke Holdings Corp.

Adam O. Emmerich

Wachtell, Lipton, Rosen & Katz

Securities and Exchange Commission

January 21, 2014

Andrew J. Nussbaum

Wachtell, Lipton, Rosen & Katz

DongJu Song

Wachtell, Lipton, Rosen & Katz